Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following is a transcript of a Cantos interview with Marius Kloppers on November 12, 2007 and made available on www.bhpbilliton.com on November 14, 2007.

BHP Billiton’s Proposed Combination With Rio Tinto To Unlock Value

Interview with Marius Kloppers, Chief Executive Officer, BHP Billiton

Q. What are you announcing today and what is the logic behind bringing these two companies together?

A. We took to the market today a proposal for the combination of BHP Billiton and Rio Tinto. The logic behind it is that there is a compelling set of values that can be unlocked when we combine the assets, the management, and the various aspects of these two businesses.

Q. You say synergies are a major driver behind this proposal. How realisable are they?

A. There are two types of synergies that we have highlighted. The first is conventional cost synergies. Now, I should state that our company, BHP Billiton, has got a very good track record of realising synergies during M&A transactions, acquisitions and so on. And we believe that this is highly deliverable. The second set of synergies are around volume growth from the combined asset set. Again, we’ve done a lot of studying and we believe this is entirely realisable.

Q. You’ve also made some bold statements about benefits to customers. If you could be a little more clear, what are those benefits?

A. We live in a time where new economies are industrialising. That industrialisation process is leading to increased raw materials demand, and raw materials shortages. This combination will deliver more volume, more quickly in our core products and thus aid the customers.

Q. There’s been a lot of comment that this is all about pricing power in China. How would you respond to that?

A. We believe that markets should work. That supply and demand conditions should set prices. We’ve strived in many of our products to try and make those markets more transparent, to get more accurate price indicators.

Apart from that, the major thing that we can do to give our customers more security of supply is to produce more product more quickly, which is exactly what this proposition proposes.

Q. This proposal would give you a very strong position in a number of key markets. How confident are you that competition regulators will let the deal happen?

A. We have obviously put in a huge amount of work. We feel very confident that the pro-customer value proposition that we are making - that is more volumes, more quickly - and the intrinsic nature of the combination that we are exploring here, will give us a very reasonable chance to clear these competition requirements.

Q. So what does your proposal say about the outlook for the sector? Is this a sign that we have hit the top of the market?

A. We have for a long time said that the industrialisation and urbanisation in new economies, that these processes are driving demand for our product. We’ve also said that those processes are likely to go on for a long period of time - decades. And our outlook for the markets of our products reflect the fact that we think that these industrialisation processes will continue.

Q. So what are the next steps from here?

A. The next steps are to engage with shareholders from BHP Billiton and Rio Tinto. I should note that there is a 60-70 per cent overlap between these two sets of shareholders, so we are substantially talking to the same shareholder base. And we are going to talk to them about this proposal. Our sole objective is to get the Rio Tinto board to talk to us.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the “Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Biliton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.